EXHIBIT 99.1
[Logo French Republic]
Paris 3 December 2001
direction generale de l’energie et des matieres premieres
direction des ressources energetiques et minerales
bureau 18 — exoploration — production — des hydrocarbures                                                                       103115-0008
41 boulevard vincent auriol
75703 paris cedex 13
téléphone / 01 53 94 14 81
Dear General Director,
As agreed in our telephone conversation of Friday 30 November 2001 with the bureau of exploration and production of hydrocarbons, you will find attached a document indicating the conditions upon which, pursuant to the French Mining Code and its application decree, a hydrocarbons concession can be prolongated.
Best regards,
Olivier Ravel
In charge of the sub-division
of Hydrocarbons Supplying.
MADISON ENERGY France S.C.S.
Monsieur Emmanuel MOUSSET
Directeur Général
13/15 boulevard de la Madeleine
75001 Paris
[Logo Ministry of Economy Finance and Industry]

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Conditions upon which, pursuant to the Mining Code and its application decree, a hydrocarbon concession can be extended.
(as at December 3, 2001)
Mines can only operated pursuant to a concession by a corporation having the technical and financial capacities. This concession can be extended.
Extract of MINING CODE: “............
TITLE III
Mineral Development
Section 21
(Law N° 94-588 dated 15 July 1994, Section 4)
(Law N°98-297 dated 21 April 1998, Section 3)
Subject to the provisions of article 22, mines can only be worked under a concession or by the State.
In overseas départements, with the exception of liquid or gaseous hydrocarbons, mines can also be worked under an extraction authorisation or extraction permit granted in the conditions stipulated in chapter IV of this section.
Section 25
(Law N°94-588 dated 15 July 1994, section 5)
The concession is granted by administrative order of the order of the Council of State after a public inquiry and competitive bidding subject to application of the provisions of article 26 and an undertaking to comply with the general conditions. As necessary, the general conditions shall be supplemented by specific conditions detailed in specifications. The general and specific conditions are defined by administrative order of the Council of State and notified beforehand to the bidders.
Nobody can obtain a concession unless in possession of the technical and financial capability necessary for successful completion of the exploration and needed to meet the obligations mentioned in articles 79, 79-1 and 91. An order of the Council of State defines the criteria for evaluating this capability, the criteria for allocation of rights and the procedure for examination of concession applications.

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When an inventor fails to obtain the concession for a mine, the concession order sets the compensation due to it by the concession holder. In this case, the inventor is called on beforehand to present its observations.
Section 29
(Law N°77-620 of 16 June 1977, art.6)
I. – The duration of a mining concession is set by the concession instrument. It cannot exceed fifty years.
II. – A mining concession can be the subject of successive prolongations, each one not exceed twenty-five years.
In order to obtain an extension of the mining title, the holder of the title must send an application to the minister in charge of mines 2 years at least and 5 years at the most before the expiry of the title. This application shall not be referred to competitive bidding nor public enquiry.
Extract of DECREE N°95-427 of 19 April 1995, RELATED to MINING TITLES, modified by decrees n° 98-970 of 26-10-1998 and 2001-50 of 17-01-2001.
TITLE III
MINERAL RIGHTS PROLONGATION
Art 25 – The application for prolonging the validity of mineral rights shall be addressed to the Minister in charge of Mines by registered letter return receipt requested four months before termination of the period of validity in the case of an exclusive exploration permit and two years at least and five at the most in the case of a concession.
Art. 26 – If the application covers only one département, the Minister shall forward it to the Prefect, who shall proceed with the consultations specified, as the case may be, under Articles 10 and 18 hereinabove.
     [The prolongation application shall not be referred to competitive biding.
     In the case of a concession, the prolongation application shall not be referred to a public inquiry.]

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     If the applicant has not satisfied all its obligations, the Prefect shall inform said applicant by registered letter return receipt requested of the objections to its application within a period of two months as of the reception thereof. The applicant shall have one month to reply.
     The Prefect shall gather the file, the opinions of the administrative departments, the reports and opinion of the Regional Director of Industry, Research and Environment, and shall forward these, with the Prefect’s opinion, to the Minister in charge of Mines.
Art. 28 – The prolongation application shall be issued in an administrative order of the Minister in charge of Mines in the case of an exclusive exploration permit and by decree in the “Conseil d’Etat” in the case of a concession.
     [In the event that by the termination date of the current period of validity, the prolongation application has not yet been ruled on, the holder of the permit or the concession shall be exclusively authorized, until a decision takes place, to continue the works within the limits or perimeters covered in the prolongation application.]
Besides technical and financial capabilities, the quality of preliminary studies realised in order to define the scope of work presented are criterias to extend a mining title.
Extract of DECREE N°95-427 of 19 April 1995, RELATED to MINING TITLES modifiée by decrees n° 98-970 of 26-10-1998 and 201-50 of 17-01-2001.
Art.3. – In order to prove its technical capacity, the mineral rights’ applicant shall furnish in support of the application, in addition to the documents mentioned, as the case may be, under Article 7 or 14 of this decree:
(a) The titles, diplomas and professional references of the management of the company in charge of monitoring and conducting the exploration or production.
(b) The list of the exploration or production works in which the company participated during the last three years, with a summary description of the largest works.
(c) A description of the technical means contemplated for carrying out the works.
The Prefect in charge of reviewing the application may request any additional information he or she shall deem relevant.

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Art. 4 - In order to prove the financial capacity, the applicant of mineral rights shall furnish in support of the application and subject to the same conditions as provided for in Article 3 hereinabove, the following:
a)	Appropriate bank references;

b)	The last three balance sheets and income statements of the company.
The Prefect may request any additional information in connection with the above-mentioned documents.
If the applicant proves unable to supply the references required hereinabove, said applicant may be authorized to prove financial capacity by means of any other appropriate document.
Art. 5 - For the implementation of the provisions of Articles 9 and 25 of the French Mining Code, the criteria for granting mining rights are, in addition to technical and financial capacity:
a)	The quality of the preliminary studies carried out in defining the work schedule.

b)	The technical quality of the work programs presented.

c)	The level of financial commitments of the exploration works.

d)	The efficiency and skill that applicants showed when other mining rights were granted, in particular regarding environmental protection.

e)	The possible proximity of an area already explored or developed by the applicants.
Art. 14 – The application for a concession shall include a file containing the documents needed to identify the applicant, a technical memorandum, a description of the exploration work, maps, an impact notice as defined in Article 7, paragraph one, hereinabove and a commitment to comply with the general terms provided for in Article 25 of the French Mining Code.
Said application shall be addressed to the Minister in charge of Mines by registered letter return receipt requested. The applicant may address in a separate envelop information that may breach said applicant’s inventor or industrial property rights.